1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

December 14, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa N. Larkin

Re:	SL Investment Corp.

Registration Statement on Form 10

File Number: 000-56211

Ladies and Gentlemen:

On behalf of SL Investment Corp. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a telephone conversation on December 4, 2020 between Lisa Larkin of the Staff and Matthew Carter of Dechert LLP, counsel to the Company, relating to the Company’s response letter dated November 25, 2020 (the “Initial Response Letter”) regarding the Company’s registration statement on Form 10 that was initially filed with the SEC on October 6, 2020 and subsequently amended by pre-effective amendment no. 1 filed on November 25, 2020 (as amended, the “Registration Statement”).

For your convenience, the Staff’s comment is included in this letter and is followed by the response of the Company.

Exhibit 3.1a – Delaware Certificate of Incorporation

1.	Comment: The Staff acknowledges the Company’s response to Comment #15 regarding the exclusive forum provision set forth in Article IX, Section 9.4 of the Company’s certificate of incorporation (the “Exclusive Forum Provision”) and requests that the Company revise its disclosure to include a description of the exclusive forum provision and the corresponding risks. The Staff requests that the Company advise the Staff in correspondence in what manner the Company intends to revise its disclosure to address the Staff’s comment.

December 14, 2020 Page 2

Response: The Company acknowledges the Staff’s comment and will revise its disclosure accordingly. The Company respectfully submits that the appropriate place for the revised disclosure is in Exhibit 4 to its Annual Report on Form 10-K to be filed for its fiscal year ending December 31, 2020 (the “Form 10-K”) in the subsection captioned “Provisions of the DGCL and Our Certificate of Incorporation and Bylaws,” which subsection corresponds to Item 11 of the Registration Statement with the same caption. The Company respectfully submits that including the enhanced disclosure in the Form 10-K is consistent with the approach taken by the Staff with respect to comments on other reports filed under the Securities Exchange Act of 1934, as amended, and is appropriate because the Form 10-K, unlike the Registration Statement, will be distributed to the Company’s stockholders.

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Should you have any questions or comments, please contact the undersigned at 202.261.3386 (or by email at william.bielefeld@dechert.com), Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew J. Carter at 202.261.3395 (or by email at matthew.carter@dechert.com).

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Jeffrey S. Levin, SL Investment Corp.

Orit Mizrachi, SL Investment Corp.

Venu Rathi, SL Investment Corp.

Thomas J. Friedmann, Dechert LLP

Matthew J. Carter, Dechert LLP

Jonathan Gaines, Dechert LLP